Free Writing Prospectus (To the Prospectus dated September 21, 2005 and Prospectus Supplement dated November 1, 2006)	Filed Pursuant to Rule 433 Registration No. 333-126811 May 25, 2007

$ Lesser Index Annual Review Notes due June 15, 2010 Linked to the Dow Jones EURO STOXX 50® Index and the Nikkei 225TM Index Medium-Term Notes, Series A

General

•

The Notes are designed for investors who seek early exit prior to maturity at a premium if both the Dow Jones EURO STOXX 50® Index and the Nikkei 225TM Index are at or above their respective call levels on any of the three annual review dates. If the Notes are not called, investors are protected at maturity against up to a 10% decline of either Index or both Indices on the final review date but will lose some or all of their principal if either Index or both Indices decline by more than 10%. Investors in the Notes should be willing to accept this risk of loss, and be willing to forgo interest and dividend payments, in exchange for the opportunity to receive a premium payment if the Notes are called.

•	The first review date, and therefore the earliest call date, is June 10, 2008.

•	Senior unsecured obligations of Barclays Bank PLC maturing June 15, 2010†.

•	Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.

•	The Notes are expected to price on or about June 1, 2007 and are expected to settle on or about June 6, 2007.

Key Terms	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	Dow Jones EURO STOXX 50® Index (Bloomberg ticker symbol “SX5E <Index>“) and Nikkei 225TM Index (Bloomberg ticker symbol “NKY <Index>“) (each an “Index,” and collectively the “Indices”)

Automatic Call:	On any review date, if the Index closing level for each Index is greater than or equal to its respective call level, the Notes will be automatically called for a cash payment per Note that will vary depending on the applicable review date and call premium.

Call Levels:	First review date 90% of the initial level for each Index Second review date 100% of the initial level for each Index Final review date 100% of the initial level for each Index

Call Price:

For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a call premium calculated as follows:

•      at least 16.30%* x $1,000 if called on the first review date

•      at least 32.60%* x $1,000 if called on the second review date

•      at least 48.90%* x $1,000 if called on the final review date

*  The actual percentage applicable to the first, second and final review dates will be determined on the pricing date but will not be less than 16.30%, 32.60% and 48.90%, respectively.

Payment at Maturity:

If the Notes are not called and a mandatory redemption is not triggered, your principal is protected at maturity against up to a 10% decline of either Index or both Indices. If neither final level has declined by more than 10% from its respective initial level, you will receive the principal amount of your Notes at maturity. If the final level of either Index declines by more than 10% from its respective initial level, you will lose 1.1111% of the principal amount of your Notes for every 1% that the lesser performing Index declines beyond 10% and your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x (Lesser Index Return + 10%) x 1.1111]

Assuming the Notes are not called, you will lose some or all of your investment at maturity if the Lesser Index Return reflects a decline of more than 10%.

Buffer Percentage:	10%

Downside Leverage Factor:	1.1111

Index Return:	For each Index, the performance of the Index from the initial level to the final level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	For each Index, the Index closing level on the pricing date.

Final Level:	For each Index, the Index closing level on the final review date.

Lesser Index Return:	The lesser of the index return of the Dow Jones EURO STOXX 50® Index and the index return of the Nikkei 225TM Index.

Lesser Performing Index:	The Index with the lesser index return.

Review Dates:	June 10, 2008† (first review date), June 10, 2009† (second review date) and June 10, 2010† (final review date)

Maturity Date:	June 15, 2010†

Business Day Convention:	Modified following

Calculation Agent:	Barclays Bank PLC

Settlement:	DTC; global notes

CUSIP/ISIN:	06738C 6U8 and US06738C6U87

†

Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” and “Certain Features of the Notes—Autocallable Notes” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-4 of this free writing prospectus.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

[1]

The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers, of approximately %, is %. The price to the public for all other purchases of Notes is 100%.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan Placement Agent

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated September 21, 2005 and the prospectus supplement dated November 1, 2006, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

You may revoke your offer to purchase the Notes at any time prior to the pricing date as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated September 21, 2005, as supplemented by the prospectus supplement dated November 1, 2006 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated November 1, 2006 and prospectus dated September 21, 2005: http://www.sec.gov/Archives/edgar/data/312070/000119312506219780/d424b2.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Hypothetical Examples of Amounts Payable Upon Automatic Call or at Maturity

The following table illustrates the hypothetical simple total return (i.e., not compounded) on the Notes that could be realized on the applicable review date for a range of movements in the Indices as shown under the column “Level of Index with Lesser Return Appreciation/Depreciation at Review Date.” The following table assumes that the Index with the lesser return for the entire term of the Notes will be the Dow Jones EURO STOXX 50® Index. We make no representation or warranty as to which of the Indices will be the Index with the lesser return for purposes of calculating your return on the Notes on any review date or at maturity. The following table assumes a hypothetical initial level of 4,499.69 for the Index with the lesser return, which results in a call level of 4,049.72 for the Index with the lesser return on the first review date and of 4,499.69 for the Index with the lesser return on the second and final review dates. The table assumes that the percentages used to calculate the call price applicable to the first, second and final review dates are 16.30%, 32.60% and 48.90%, respectively, regardless of the appreciation of the Index, which may be significant; the actual percentages will be determined on the pricing date. There will be only one payment on the Notes whether called or at maturity. An entry of “N/A” indicates that the Notes would not be called on the applicable review date and no payment would be made for such date. The hypothetical returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. For an automatic call to be triggered, the closing level of both Indices must be greater than or equal to their respective call levels on one of the review dates.

Level of Index with Lesser Return at Review Date	Level of Index with Lesser Return Appreciation/ Depreciation at Review Date	Total Return If Called at First Review Date	Total Return If Called at Second Review Date	Total Return If Called at Final Review Date
8,099.44	80%	16.30%	32.60%	48.90%
7,649.47	70%	16.30%	32.60%	48.90%
7,199.50	60%	16.30%	32.60%	48.90%

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Level of Index with Lesser Return at Review Date	Level of Index with Lesser Return Appreciation/ Depreciation at Review Date	Total Return If Called at First Review Date	Total Return If Called at Second Review Date	Total Return If Called at Final Review Date
6,749.54	50%	16.30%	32.60%	48.90%
6,299.57	40%	16.30%	32.60%	48.90%
5,849.60	30%	16.30%	32.60%	48.90%
5,399.63	20%	16.30%	32.60%	48.90%
4,949.66	10%	16.30%	32.60%	48.90%
4,724.67	5%	16.30%	32.60%	48.90%
4,499.69	0%	16.30%	32.60%	48.90%
4,409.70	-2%	16.30%	N/A	0.00%
4,274.71	-5%	16.30%	N/A	0.00%
4,049.72	-10%	16.30%	N/A	0.00%
3,599.75	-20%	N/A	N/A	-11.11%
3,149.78	-30%	N/A	N/A	-22.22%
2,699.81	-40%	N/A	N/A	-33.33%
2,249.85	-50%	N/A	N/A	-44.44%
1,799.88	-60%	N/A	N/A	-55.56%
1,349.91	-70%	N/A	N/A	-66.67%
899.94	-80%	N/A	N/A	-77.78%
449.97	-90%	N/A	N/A	-88.89%
0.00	-100%	N/A	N/A	-100.00%

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index with the lesser return increases from the initial level of 4,499.69 to an Index closing level of 4,724.67 on the first review date.

Because the Index closing level of the Index with the lesser return on the first review date of 4,724.67 is greater than the call level of 4,049.72, the Notes are automatically called, and the investor receives a single payment of $1,163 per $1,000 principal amount Note.

Example 2: The level of the Index with the lesser return decreases from the initial level of 4,499.69 to an Index closing level of 3,599.75 on the first review date, 4,049.72 on the second review date and 4,274.71 on the final review date.

Because (a) the Index closing level of the Index with the lesser return on the first review date of 3,599.75 is less than the corresponding call level of 4,049.72, (b) the Index closing level of the Index with the lesser return on each of the other review dates (4,049.72 and 4,274.71) is less than the corresponding call level of 4,499.69 and (c) the final level of the lesser performing Index has not declined by more than 10% from the initial level, the Notes are not called and the payment at maturity is the principal amount of $1,000 per $1,000 principal amount Note.

Example 3: The level of the Index with the lesser return decreases from the initial level of 4,499.69 to an Index closing level of 3,346.86 on the first review date, 3,599.75 on the second review date and 3,149.78 on the final review date.

Because (a) the Index closing level of the Index with the lesser return on the first review date of 3,346.86 is less than the corresponding call level of 4,049.72, (b) the Index closing level of the Index with the lesser return on each of the other review dates (3,599.75 and 3,149.78) is less than the corresponding call level of 4,499.69 and (c) the final level of the lesser performing Index is more than 10% below the initial level, the Notes are not called and the investor will receive a payment that is less than the principal amount calculated as follows for each $1,000 principal amount Note

$1,000 + [$1,000 x (-30% + 10%) x 1.1111] = $777.78

Selected Purchase Considerations

•

Appreciation Potential—If the Index closing level for each Index is greater than or equal to its respective call level on a review date, your investment will yield a payment per Note of $1,000 plus: (i) at least 16.30%* x $1,000 if called on the first review date; (ii) at least 32.60%* x $1,000 if called on the second review date; or (iii) at least 48.90%* x $1,000 if called on the final review date. Because the Notes are our senior unsecured obligations, payment of any amount if called or at maturity is subject to our ability to pay our obligations as they become due.

*	The actual percentage applicable to the review dates above will be determined on the pricing date but will not be less than 16.30%, 32.60% and 48.90%, respectively.

•

Potential Early Exit with Appreciation as a Result of Automatic Call Feature—While the original term of the Notes is just over three years, the Notes will be called before maturity if the Index closing level of both Indices is at or above the applicable call level on a review date and you will be entitled to the applicable premium payment set forth on the cover of this free writing prospectus.

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•

Limited Protection Against Loss—If the Notes are not called and neither final level declines by no more than 10% as compared to its respective initial level, you will be entitled to receive the full principal amount of your Notes at maturity. If the final level for either Index declines by more than 10%, for every 1% that the lesser performing Index has declined below 10% you will lose an amount equal to 1.1111% of the principal amount of your Notes.

•

Potential for Early Exit and 16.30% Return in Year One, Even If the Index Return is Negative on the First Date—The call level for the first review date is set at 90% of the initial level for each Index. Accordingly, you will receive a payment of $1,163 per $1,000 principal amount Note after the first review date, even if the Index closing level for each Index on the first review date reflects a decline of up to 10% from its respective initial level.

•

Diversification of the Indices—The return at maturity is linked to the lesser performing Index which will be either the Dow Jones EURO STOXX 50® Index or the Nikkei 225 Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and, therefore, are among the most actively traded on that exchange. For additional information on each Index, see the information set forth under “Description of the Reference Assets—The Dow Jones EURO STOXX 50® Index” and “—The Nikkei 225 Index” in this free writing prospectus.

•

Certain U.S. Federal Income Tax Considerations—The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes. We intend to treat the Notes as prepaid forward contracts or other executory contracts subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. Pursuant to the terms of the Notes, each Holder agrees to treat the Notes consistent with this treatment for all U.S. federal income tax purposes.

This free writing prospectus has not been reviewed by our special tax counsel, Cadwalader, Wickersham & Taft LLP, and the sale of the Notes to you is subject to delivery by them of an opinion to the effect that our intended treatment of the Notes is reasonable. If our special tax counsel is unable to deliver this opinion, the offering of the Notes will be terminated.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement.

•

Your Investment in the Notes May Result in a Loss—If the Notes are not called and the final level of either Index declines by more than 10% compared to its respective initial level, you will lose 1.1111% of your principal amount for every 1% decline in the final level of the lesser performing Index compared to its initial level beyond the 10% buffer percentage.

•

The Return on the Notes at Maturity Is Linked to the Lesser Performing Index—You may receive a lower payment at maturity than you would have received if you had invested in the Indices individually, the stocks composing the Indices or contracts related to the Indices or their component stocks. An automatic call will be triggered only if both Indices are above their respective call levels on one of the review dates and, if the Notes are not called, your return on the Notes at maturity will be determined by reference to the lesser performing Index. Therefore, your investment in the Notes may not result in a return on such investment even if the Index closing level of one of the two Indices is above its respective call level on each review date. The two Indices’ respective performances may not be correlated and, as a result, your investment in the Notes may only produce a positive return if there is a broad based rise in the performance of equities across diverse markets during the term of the Notes.

•

Limited Return on the Notes—Your potential gain on the Notes will be limited to the call premium applicable for a review date, as set forth on the cover of this free writing prospectus, regardless of the appreciation in either Index or both Indices, which may be significant. Because the Index closing level of either Index at various times during the term of the Notes could be higher than on the review dates and at maturity, you may receive a lower payment if called or at maturity, as the case may be, than you would have if you had invested directly in the either Index or both Indices.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Indices would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be

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willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currency in which the stocks composing the Indices are denominated, although any currency fluctuations could affect the performance of the Indices. Therefore, if the applicable currency appreciates or depreciates relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Indices on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Indices;

•	the time to maturity of the Notes;

•	the dividend rate on the common stocks underlying the Indices;

•	the expected positive or negative correlation between the Dow Jones EURO STOXX 50® Index and the Nikkei 225 Index, or the expected absence of any such correlation;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events;

•	the exchange rate and the volatility of the exchange rate between the dollar and the applicable currency; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•

The Offering of the Notes May Be Terminated—The sale of the Notes is subject to delivery by our special tax counsel of an opinion regarding the tax treatment of the Notes as described under “Selected Purchase Considerations—Certain U.S. Federal Income Tax Considerations” above. If our special tax counsel is unable to deliver this opinion, the offering of the Notes may be terminated.

Description of the Reference Assets

—The Dow Jones EURO STOXX 50® Index

We have derived all information regarding the Index, including, without limitation, its makeup, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, STOXX Limited (“STOXX”). The Index is calculated, maintained and published by STOXX. We make no representation or warranty as to the accuracy or completeness of such information.

The Index was created by STOXX, a joint venture between Deutsche Börse AG, Dow Jones & Company and SWX Swiss Exchange. Publication of the Index began on February 26, 1998, based on an initial Index value of 1,000 at December 31, 1991. The Index is published in The Wall Street Journal and disseminated on the STOXX website: www.stoxx.com, which sets forth, among other things, the country and industrial sector weightings of the securities included in the Index and updates these weightings at the end of each quarter. Information contained in the STOXX website is not incorporated by reference in, and should not be considered a part of, this pricing supplement.

Index Composition and Maintenance

The Index is composed of 50 component stocks of market sector leaders from within the Index, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors defined by the Dow Jones Global Classification Standard.

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The composition of the Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading day in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the Index are made to ensure that the Index includes the 50 market sector leaders from within the Index. A current list of the issuers that comprise the Index is available on the STOXX website: www.stoxx.com.

The free float factors for each component stock used to calculate the Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. The Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

Index Calculation

The Index is calculated with the “Laspeyres formula”, which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Index value can be expressed as follows:

Index =	free float market capitalization of the Index	X 1,000
adjusted base date market capitalization of the Index

The “free float market capitalization of the Index” is equal to the sum of the products of the closing price, market capitalization and free float factor for each component stock as of the time the Index is being calculated. The Index is also subject to a divisor, which is adjusted to maintain the continuity of Index values despite changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive “B” number of shares for every “A” share held (where applicable).

Corporate Action	Adjusted Price Equals	New Number of Shares Equals	Divisor
Split and reverse split	closing price * A/B	old number of shares * B/A	no change

Rights offering	(closing price * A + subscription price * B) /A + B)	old number of shares * (A + B) / A	increases

stock dividend	closing price * A / (A + B)	old number of shares * (A + B) / A	no change

Stock dividend of another company	(closing price * A – closing price of other company * B) / A		decreases

Return of capital and share consideration	(closing price – dividend announced by company * (1- withholding tax)) * A / B	old number of shares * B / A	decreases

Repurchase shares / self tender	((price before tender * old number of shares) – (tender price * number of tendered shares)) / (old number of shares – number of tendered shares)	old number of shares – number of tendered shares	decreases

Spin-off	(closing price * A – price of spun-off shares * B) / A		decreases

Combination stock distribution

(dividend or split) and rights offering

(assumes shareholders receive B new

shares from the distribution and C new

shares from the rights offering for every

A share held.

If A is not equal to one share, all the

following “new number of shares”

formulae need to be divided by A.

If rights are applicable after stock distribution (one action applicable to other):

(closing price * A + subscription price * C * (1 + B /A)) / ((A + B) * (1 + C / A))

If stock distribution is applicable after rights (one action applicable to other):

(closing price * A + subscription price * C) / ((A + C) * (1 + B / A))

Stock Distribution and rights (neither action is applicable to the other):

(closing price * A + subscription price * C) / ((A + B + C)

If rights are applicable after stock distribution

(one action applicable to other):

old number of shares * ((A + B) *

(1 + C /A)) / A

If stock distribution is applicable after rights (one action applicable to other):

old number of shares * ((A + C) *

(1 + B / A))

Stock Distribution and rights (neither action is applicable to the other):

old number of shares * (A + B + C) /A

increases

License Agreement

We have entered into a non-exclusive license agreement with STOXX whereby we, in exchange for a fee, are permitted to use the Index in connection with the offer and sale of the Notes. The license agreement between STOXX and us provides that the following language must be set forth in this pricing supplement:

STOXX and Dow Jones & Company, Inc. (“Dow Jones”) have no relationship to Barclays Bank PLC, other than the licensing of the Index and the related trademarks for use in connection with the Notes.

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STOXX and Dow Jones do not:

•	Sponsor, endorse, sell or promote the Notes.

•	Recommend that any person invest in the Notes or any other securities.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

•	Have any responsibility or liability for the administration, management or marketing of the Notes.

•	Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically:

•	STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

•	The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Index and the data included in Index;

•	The accuracy or completeness of the Index and its data;

•	The merchantability and the fitness for a particular purpose or use of the Index and its data;

•	STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Index or its data;

•	Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between Barclays Bank PLC and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

The Index is proprietary and copyrighted material. The Index and the related trademarks have been licensed for certain purposes by Barclays Bank PLC.

—The Nikkei 225 Index

We have derived all information regarding the Nikkei 225TM Index contained in this free writing prospectus, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Nikkei Inc. Nikkei Inc. and Nikkei Digital Media Inc., a wholly owned subsidiary of Nikkei Inc. which calculations and disseminates the Nikkei 225 Index, have no obligation to continue to publish, and may discontinue publication of, the Nikkei 225 Index.

Additional information concerning the Nikkei 225 Index may be obtained at the Nikkei web site (www.nni.nikkei.co.jp). Information contained in the Nikkei website is not incorporated by reference in, and should not be considered part of, this underlying free writing prospectus or any pricing supplement.

Nikkei 225 Index Composition and Maintenance

The Nikkei 225 Index is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Index, as of the date of this free writing prospectus, is based on 225 underlying stocks (the “Underlying Stocks”) trading on the Tokyo Stock Exchange (“TSE”) representing a broad cross-section of Japanese industries. All 225 Underlying Stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. NKS rules require that the 75 most liquid issues (one-third of the component count of the Nikkei 225 Index) be included in the Nikkei 225 Index.

The 225 companies included in the Nikkei 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

•	Technology—Pharmaceuticals, Electrical Machinery, Automobiles, Precision Machinery, Telecommunications;

•	Financials—Banks, Miscellaneous Finance, Securities, Insurance;

•	Consumer Goods—Marine Products, Food, Retail, Services;

•	Materials—Mining, Textiles, Paper and Pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous Metals, Trading House;

•	Capital Goods/Others—Construction, Machinery, Shipbuilding, Transportation Equipment, Miscellaneous Manufacturing, Real Estate; and

•	Transportation and Utilities—Railroads and Buses, Trucking, Shipping, Airlines, Warehousing, Electric Power, Gas.

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Nikkei 225 Index Calculation

The Nikkei 225 Index is a modified, price-weighted index (i.e., an Underlying Stock’s weight in the Index is based on its price per share rather than the total market capitalization of the issuer) which is calculated by (i) multiplying the per share price of each Underlying Stock by the corresponding weighting factor for such Underlying Stock (a “Weight Factor”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “Divisor”). The Divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the TSE was reopened. The Divisor was 23.896 as of May 17, 2005 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Underlying Stock, so that the share price of each Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Underlying Stocks (currently the TSE). The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the Divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Underlying Stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new Divisor (i.e., the level of the Nikkei 225 Index immediately after such change) will equal the level of the Nikkei 225 Index immediately prior to the change.

An Underlying Stock may be deleted or added by Nikkei Inc. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Underlying Stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. In addition, a component stock transferred to the “Kanri-Post” (Posts for stocks under supervision) is in principle a candidate for deletion. Underlying Stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by NKS. Upon deletion of a stock from the Underlying Stocks, Nikkei Inc. will select a replacement for such deleted Underlying Stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by Nikkei Inc. to be representative of a market may be added to the Underlying Stocks. In such a case, an existing Underlying Stock with low trading volume and deemed not to be representative of a market will be deleted by Nikkei Inc.

A list of the issuers of the Underlying Stocks constituting the Nikkei 225 Index is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by Nikkei Inc. Nikkei Inc. may delete, add or substitute any stock underlying the Nikkei 225 Index. Nikkei Inc. first calculated and published the Nikkei 225 Index in 1970.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. Trading hours are currently from 9:00 a.m. to 11:00 a.m. and from 12:30 p.m. to 3:00 p.m., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal trading day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Index on a trading day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures, including daily price floors and ceilings on individual stocks, intended to prevent any extreme short-term price fluctuations resulting from order imbalances. In general, any stock listed on the TSE cannot be traded at a price lower than the applicable price floor or higher than the applicable price ceiling. These price floors and ceilings are expressed in absolute Japanese yen, rather than percentage limits based on the closing price of the stock on the previous trading day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter-orders and balance supply and demand for the stock. Prospective investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances, including, for example, unusual trading activity in that stock. As a result, changes in the Nikkei 225 Index may be limited by price limitations or special quotes, or by suspension of trading, on individual stocks that make up the Nikkei 225 Index, and these limitations, in turn, may adversely affect the value of the notes.

License Agreement

Barclays Bank PLC will enter into a non-exclusive license agreement with Nikkei Digital Media, Inc. (“NDM”), who is exclusively licensed by Nikkei Inc. to sublicense the use of the Nikkei 225 Index to third parties, whereby we and our affiliates, in exchange for a fee, will be permitted to use the Nikkei 225 Index in connection with the offer and sale of the Notes. We are not affiliated with Nikkei Inc. or NDM; the only relationship between them and us is any licensing of the use of the Nikkei 225 Index and trademarks relating to the Nikkei 225 Index.

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The license agreement between NDM and Barclays Bank PLC will provide that the following language must be stated in this free writing prospectus.

The Nikkei Stock Average (“Index”) is an intellectual property of Nikkei Inc.* “Nikkei”, “Nikkei Stock Average” and “Nikkei 225” are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the Index. Nikkei Digital Media Inc., a wholly owned subsidiary of Nikkei Inc., calculates and disseminates the Index under exclusive agreement with Nikkei Inc. Nikkei Inc. and Nikkei Digital Media Inc. are collectively “Index Sponsor”.

*	Formerly known as Nihon Keizai Shimbun, Inc. Name changed on January 1, 2007.

The Notes are not in any way sponsored, endorsed or promoted by the Index Sponsor. The Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the Index or the figure at which the Index stands on any particular day or otherwise. The Index is compiled and calculated solely by the Index Sponsor. However, the Index Sponsor shall not be liable to any person for any error in the Index and the Index Sponsor shall not be under any obligation to advise any person, including a purchaser or vendor of the Notes, of any error therein.

In addition, the Index Sponsor gives no assurance regarding any modification or change in any methodology used in calculating the Index and is under no obligation to continue the calculation, publication and dissemination of the Index.

Historical Information

The following graphs set forth the historical performance of the Dow Jones EURO STOXX 50® Index based on the daily Dow Jones EURO STOXX 50® Index closing level from January 7, 2002 through May 23, 2007, and the historical performance of the Nikkei 225 Index based on the daily Nikkei 225 Index closing level from January 7, 2002 through May 23, 2007. The Index closing level of the Dow Jones EURO STOXX 50® Index on May 23, 2007 was 4,499.69. The Index closing level of the Nikkei 225 Index on May 23, 2007 was 17,705.11.

We obtained the Index closing levels below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the review dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities Inc. will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $20.00 per $1,000 principal amount Note.

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